Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry Proveaux
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com
Internet: www.fmc-ag.com

June 18, 2007

Fresenius Medical Care AG & Co. KGaA Announces the
Offering of US$ 500 million of 10 Year Senior Notes
for Refinancing Purposes

Bad Homburg, Germany – June 18, 2007 -- Fresenius Medical Care AG & Co. KGaA (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced that it intends to sell approximately US$ 500 million senior unsecured notes. The notes will be offered mainly to US institutional investors. Proceeds from the offering will be used to reduce indebtedness under the Company’s senior secured bank credit facility and other, short-term debt, and for general corporate purposes.

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The proposed offering will not be registered under the Securities Act of 1933, but will be offered in the United States pursuant to an exemption from registration under Rule 144A as well as outside the United States under Regulation S. The Company expects completion of the offering at the beginning of July 2007.

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Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,194 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 169,216 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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